
EXCELLENCE

Adit Laixuthai, Ph.D

RECEIVED
2010 JUN -2 A 9:27

ธนาคารกสิกรไทย
KASIKORNBANK



082-04922

12g3-2(b) File No.82-4922

Ref. No. OS 085/2010

June 2, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


10015809

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
June 2, 10

dlw
6/3





F 24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 5/2010 held on May 27, 2010 resolved the meeting's resolutions to the appointment / the renewal for the term of Chairman of the Audit Committee and Members of Audit Committee, as follows:

1. M.R. Sarisdiguna Kitiyakara	Chairman of the Audit Committee
2. Mr. Somchai Bulsook	Member of the Audit Committee
3. Prof. Khunying Suchada Kiranandana	Member of the Audit Committee

the appointment / renewal of which shall take an effect as of June 24, 2010.

The Audit Committee consists of:

1. Chairman of the Audit Committee	M.R. Sarisdiguna Kitiyakara	remaining term in office 3 years
2. Member of the Audit Committee	Mr. Somchai Bulsook	remaining term in office 3 years
3. Member of the Audit Committee	Prof. Khunying Suchada Kiranandana	remaining term in office 3 years
4. Member of the Audit Committee	Mrs. Elizabeth Sam	remaining term in office 2 years and 9 months
Secretary of the Audit Committee	Mr. Surasak Dudsdeemaytha	

The Audit Committee of the company has the scope of duties and responsibilities to the Board of Directors on the following matters.

1. Review financial statements on a quarterly, semi-annual and annual basis under consultation with the Bank's Finance and Control Division and external auditors in order to ensure that the financial statements of the Bank are accurate and reliable, and in compliance with accounting standards, laws and standards pertaining to the Bank's operations.
2. Review the appropriateness and efficiency of all risk management processes with risk management unit, in consultation with both internal and external auditors.
3. Oversee the efficiency and independence of risk asset review function.
4. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to commercial banking business.
5. Review the effectiveness and appropriateness of the internal control and audit system, independence of the internal audit function and endorsement of the appointment, transfer and termination of employment of the Internal Audit Head.



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



6. Review the performance of the external auditors; consider, select and recommend to the Board the appointment and annual audit fees of the independent auditors. Hold at least one meeting a year with the external auditors without the presence of management.
7. Evaluate the connected transactions, or transactions with possible conflict of interest in relation to compliance with the laws and regulatory requirements in order to ensure transparency of those transactions.
8. Consider the disclosure of information on connected transactions, conflicts of interest or certain Bank operations to ensure transparency and appropriateness.
9. Oversee and review complaint or information submitted directly by stakeholders for attention of the Board.
10. Perform other duties, as regulated or assigned by the Board as agreed by the Audit Committee.
11. Submit minutes of each Audit Committee Meeting to the Board of Directors, and prepare the annual Audit Committee Report, signed by the Audit Committee Chairman, summarizing the year's activities giving information or data specified by the Stock Exchange of Thailand for disclosure in the annual report of the Bank.
12. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities according to Audit Committee Charter and consolidated supervision policy.
13. At least once a year, the Committee will review its Charter and performance over the past year, taking into account any assessment or comments provided by the Chairman of the Board.

The company hereby certifies that

1. The qualifications of the aforementioned members meet all the requirement of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the Audit Committee as stated above meet all the requirements of the Stock Exchange of Thailand.

Signed ....

(Dr. Prasarn Trairatvorakul)

President